SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen

General Counsel

Romeinse straat 12, box 2

3001 Leuven, Belgium

+32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid, Spain +34-91-768-9610	Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017, United States +1-212-450-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2018 (together with the Exhibits and the Annex thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The Schedule 14D-9 relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share, and €35.60 per ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter, as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 and filed by the Offeror with the SEC on April 30, 2018, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. Identity and Background of Filing Person

The disclosure in “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Initial Acceptance Period of the Belgian Offer and the U.S. Offer expired on the Initial Expiration Date. As of the Initial Expiration Date, a total of 256,657,251 Shares (including 20,621,280 Shares represented by ADSs) and a total of 11,941,130 Warrants had been validly tendered into the Offers and not withdrawn. As a result, taking into account all Securities owned by the Offeror and its affiliates, following settlement of the Securities tendered in the Initial Acceptance Period, the Offeror will hold 90.62% of all Shares (including Shares represented by ADSs) and 90.83% of the voting rights represented or given access to by all the Shares, Warrants and ADSs on a fully diluted basis as of the expiration of the Initial Acceptance Period. All of the Conditions have been satisfied. Payment for the Shares, Warrants and ADSs validly tendered and not withdrawn in the Initial Acceptance Period is currently expected to commence on June 8, 2018.

The Offeror is required under article 35, 1° of the Belgian Royal Decree of 27 April 2007 on public takeover bids (and the Offer and Support Agreement), to provide for a Second Acceptance Period during which holders of Securities not previously tendered into the Offers prior to the expiration of the Initial Acceptance Period may tender their Securities into the Offers.

The Second Acceptance Period for the Belgian Offer will commence on June 20, 2018 at 9:00 a.m., CEST, and the Second Acceptance Period for the U.S. Offer will commence on June 6, 2018 at 9:00 a.m., New York City time, and is scheduled to expire for both the Belgian Offer and the U.S. Offer, subject to any extension, on July 3, 2018 at 4:00 p.m., CEST, and 10:00 a.m., New York City time, respectively. The results of the Second Acceptance Period are expected to be published on July 6, 2018. Payment for the Shares, Warrants and ADSs validly tendered and not withdrawn in the Second Acceptance Period is currently expected to commence on July 10, 2018. During the Second Acceptance Period, holders of Shares, Warrants and ADSs can tender their Securities in the Offers by following the instructions set out in the Belgian Prospectus or the U.S. Offer to Purchase, as applicable to them.

Following expiration of the Second Acceptance Period, the Offeror intends to launch the Squeeze-Out in accordance with articles 42 and 43 of the Belgian Royal Decree of 27 April 2007 on public takeover bids and article 513 of the Belgian Companies Code, if the conditions for such Squeeze-Out are met. Following the Squeeze-Out, the Company will become a wholly-owned subsidiary of the Offeror, the Shares will be automatically delisted from Euronext Brussels and the Offeror intends to effect the delisting of the ADSs from the Nasdaq Global Select Market. If the conditions for a Squeeze-Out are not met, the Offeror nonetheless intends to effect the delisting of the Shares from Euronext Brussels and the delisting of the ADSs from the Nasdaq Global Select Market as permitted by law and applicable regulations.”

Item 9. Exhibits

The following exhibits are hereby added to the list of exhibits, immediately following Exhibit No. (a)(1)(AE) “Press Release issued by the Offeror on May 23, 2018 (incorporated by reference to Exhibit (a)(1)(xxii) of the Schedule TO filed by the Offeror on May 23, 2018).”:

Exhibit No.	Description

(a)(1)(AF)	Press Release issued by the Offeror and the Company on June 6, 2016, announcing the results of the Initial Acceptance Period and the commencement of the Second Acceptance Period (incorporated by reference to the current report under cover of the Form 6-K filed by the Company on June 6, 2018).

(a)(1)(AG)	Notice publishing the results of the Initial Acceptance Period and the commencement of the Second Acceptance Period, as published in the New York Times, dated June 6, 2018 (incorporated by reference to Exhibit (a)(1)(xxiv) of the Schedule TO filed by the Offeror on June 6, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGENIX

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

Dated:   June 6, 2018